UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Chief Executive Officer Director and Appointment of Interim Chief Executive Officer and Chairman of the Board of Directors

On April 15, 2025, the board of directors of Basel Medical Group Ltd (Nasdaq: BMGL) (the “Company”) received the resignation of Mr. Raymond Cheung as chief executive officer of the Company, as a member of the board of directors, and from all directorships held across the group’s subsidiaries. The board would like to express its gratitude to Mr. Raymond Cheung for his service during his tenure as an officer and director of the Company. Mr. Raymond Cheung is expected to continue serving in his current position as chief executive officer for an interim period.

On April 17, 2025, the board of directors of the Company appointed Dr. Darren Chhoa, the current group chief health officer, as the new interim chief executive officer. Dr. Darren Chhoa (MD GDHM MACHE) first joined us as our group chief health officer to lead our organization’s health value proposition strategy. He bridges the ever-evolving and specific needs of both institutional and individual clienteles with strategic organization of process control over financial, service and clinical qualities. He drives the expansion and introduction of the latest clinical solutions, technology, and care delivery models into our group’s practices, so as to provide the best care possible for patients. Prior to Basel Medical, he was also the medical director/VP of Fullerton Health Group. In such role he supported the founders and the board in driving regional expansion, acquisitions and integration of business units. The group grew into one of the few unicorn medical groups in ASEAN. Subsequently, Dr. Darren joined the HMI group that was previously listed on the SGX. He assisted the founding team in integrating a few newly acquired medical groups into the organization with holistic and seamless clinical flow. Dr Darren has been a real world marketplace doctorpreneur with a proven track record under Singapore’s top three largest medical groups. There are no family relationships between Mr. Darren Chhoa and any other directors and officers of the Company. On April 17, 2025, the board of directors of the Company appointed Mr. Keng Leong Fung (Raymond Fung), an executive director, as the chairman of the board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Raymond Keng Leong Fung
Name:	Raymond Keng Leong Fung
Title:	Director and Chairman of the Board

Date:	April 21, 2025